

OMB

02007381

United States
[Secur]ities and Exchange Commission
Washington, D.C. 20549

Expires: September 30, 1998
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Annual Audited Report
Form X-17A-5
Part III

RECEIVED MAR 0 1 2002

SEC FILE Number
~~8-24385~~ 31632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Birchtree Financial Services, Inc.

OFFICIAL USE ONLY

Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box)

4400 Blue Parkway
(No. and Street)

Kansas City	**MO**	**64130**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Harris **816/932-4937**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1055 Broadway, 10th Floor	**Kansas City**	**MO**	**64105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[XX] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Birchtree Financial Services, Inc.
4400 Blue Parkway
Kansas City, Missouri 64130

OATH OF AFFIRMATION

I, Kevin N. Harris, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of Birchtree Financial Services, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title

SWORN TO BEFORE ME THIS 28th DAY OF FEBRUARY 2002.



Notary Public



LEEA M. LANG
Notary Public - State of Missouri
County of Jackson
My Commission Expires Nov. 23, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Birchtree Financial Services, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Birchtree Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

BIRCHTREE FINANCIAL SERVICES, INC.
Balance Sheet
December 31, 2001

Assets	
Cash	$ 9,904,918
Deposit with and receivable from clearing broker	70,237
Commissions receivable	26,359
Insurance alliance receivable	2,700,000
Due from Parent	593,405
Excess of cost over fair value of net tangible assets acquired, less accumulated amortization of $653,344	2,710,170
Deferred income taxes	468,313
Prepaid expenses and other assets	556,785
	$ 17,030,187
Liabilities and Stockholder's Equity	
Liabilities:	
Deferred insurance alliance revenues	$ 1,200,980
Commissions payable	20,033
Accounts payable and accrued expenses	21,262
	1,242,275
Commitments and contingencies	
Stockholder's equity:	
Common stock, $1 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,634,325
Retained earnings	7,152,587
	15,787,912
	$ 17,030,187

See Notes to Financial Statements

BIRCHTREE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Insurance alliance	$ 11,975,490
Commissions	1,300,136
Other income	383,723
	13,659,349
Expenses	
Provision for bad debts	1,200,000
Commissions	869,401
Professional fees	541,624
Amortization of goodwill	224,290
Clearing fees	107,007
Compensation and benefits	88,588
Depreciation	23,342
General and administrative	3,639
	3,057,891
Income before income taxes	10,601,458
Income tax expense	4,211,216
Net income	$ 6,390,242

See Notes to Financial Statements

BIRCHTREE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2001	$ 1,000	$ 8,634,325	$ 762,345	$ 9,397,670
Net income	-	-	6,390,242	6,390,242
Balances at December 31, 2001	$ 1,000	$ 8,634,325	$ 7,152,587	$ 15,787,912

See Notes to Financial Statements

BIRCHTREE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 6,390,242
Adjustment to reconcile net income to net cash provided by operating activities:	
Provision for bad debts	1,200,000
Depreciation and amortization	247,632
Provision for deferred taxes	1,989,045
Changes in:	
Deposits with and receivable from clearing broker	(1,690)
Commissions receivable	153,833
Insurance alliance and accounts receivable	(2,840,809)
Advances to Parent, net	(818,668)
Prepaid expenses and other assets	(504,984)
Deferred insurance alliance revenues	(4,975,491)
Commissions payable	(147,397)
Accounts payable and accrued expenses	(239,591)
Net cash provided by operating activities	452,122
Cash flows from investing activities	
Purchases of equipment	(3,638)
Transfer of equipment to affiliate	33,066
Net cash provided by investing activities	29,428
Net increase in cash	481,550
Cash at beginning of the year	9,423,368
Cash at end of the year	$ 9,904,918
Supplemental cash flow information:	
Cash paid for income taxes	$ 2,222,171

See Notes to Financial Statements

BIRCHTREE FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Birchtree Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of RSM McGladrey, Inc. (the "Parent"). The Parent is an indirectly wholly-owned subsidiary of H&R Block, Inc. ("Block"). The Parent owns all outstanding Series A common shares of the Company.

The Company, located in Kansas City, Missouri, participates in an insurance alliance through which the Company and its Parent will refer their financial advisory clients (through the Company's registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products. (See Note 4.) The Company also is a registered broker-dealer engaged in the general securities business, with registered representatives located throughout the United States. During 2001, the Company offered its services through Block company-owned and franchise offices. In October 2001, the Company began transferring this portion of the business to a related party. (See Note 5.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments purchased with an original maturity of three months or less.

Depreciation: Computer equipment and furniture are depreciated over the estimated useful lives of the assets, from three to five years, using the straight-line method.

Amortization: The excess of cost over fair value of net tangible assets acquired related to the acquisition of the Company is amortized over fifteen years using the straight-line method. The Company will adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") as of January 1, 2002. The Company has not yet determined the effect of SFAS 142 on the financial statements.

Revenue recognition: Commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Insurance alliance revenues consist of payments based on projected measurements, a portion of which is received upfront. Upfront payments are being amortized over the amended transaction period. The balance of the payments are performance based and are recognized as earned. (See Note 4.)

Income taxes: The Company joins with Block in filing a consolidated federal income tax return. Currently payable and recoverable federal income taxes are calculated on the basis of the tax allocation method adopted by Block in its consolidated federal income tax return, which method charges income taxes payable and allocates recoverable income taxes to members of the consolidated group on the basis of each company's separate taxable income or loss. The Company records its currently payable or recoverable income taxes to the Due to/from Parent account. Deferred income tax assets and liabilities are provided based on enacted tax rates for the difference between the tax and financial reporting bases of assets and liabilities.

Concentrations of credit risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of commissions and insurance alliance receivables. Commissions receivables represent commissions from completed securities trades which are cleared on a fully disclosed basis. Insurance alliance receivables represent payments due on satisfaction of certain measurements. (See Note 4.)

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $8,536,749 which was $8,453,931 in excess of its required net capital of $82,818.

The aggregate indebtedness to net capital ratio was .15 to 1.

4. INSURANCE ALLIANCE

In October 2000, the Company and its Parent entered into contracts with three unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives) to these companies and independent, licensed insurance agents for certain life insurance products. Both the Company and its Parent have specified obligations under the contracts, the breach of which by either party would allow for termination of the contracts. The Company has no reason to believe that the Parent will not fulfill its obligations under the contracts.

The Company received $2.5 million from each insurance company in October 2000 for services to be performed by the Company through February 2002. In July 2001, the transaction period was extended to July 2002. These payments, net of direct expenses, are being amortized over the amended transaction period. The Company receives additional payments on set measurement dates if certain criteria related to the number of referrals and staffed financial units are met. The amortization of the initial payments and the accrued revenue are included in Insurance alliance revenue on the Statement of Operations.

In November 2001, one of the insurance companies elected to withdraw from the alliance. The unamortized portion of their upfront payment was recognized into income at the time of withdrawal. Also, their outstanding receivable balance due was deemed uncollectible and was recognized in Provision for bad debts on the Statement of Operations.

The Parent incurred direct and incremental costs associated with initiating these contracts. These costs have been transferred to the Company and are recorded in Prepaid expenses and other assets on the Balance Sheet. The costs are being amortized over the life of the contract.

5. RELATED PARTY TRANSACTIONS

Due from Parent: The Company's non-interest bearing receivable from its Parent primarily relates to funds advanced to its Parent, net of expenses related to the Insurance alliance contract and taxes payable. The receivable is anticipated to be realized through an offset of future tax liabilities. The Parent is incurring certain expenses related to the operations of the Insurance alliance on behalf of the Company. These expenses are not reflected in the intercompany balance.

Transfer of registered representative contracts: In October 2001, the Company began transferring its broker relationships with all Block affiliated representatives to a related party. Concurrently, the Company terminated its Independent Contractor Agreements with those representatives. The transfer is anticipated to be substantially complete by April 2002. No consideration was received related to the transfer.

Expense sharing agreement: Effective January 1, 2000, and continuing through 2001, the Company and Block Financial Corporation ("BFC"), an indirectly wholly-owned subsidiary of Block, entered into an agreement whereby BFC has paid for all operating expenses incurred by the Company, except for expenses related to the Insurance alliance, including, but not limited to, occupancy, legal, office supplies, telephone, recruiting and travel expenses. Additionally, the Company's general and administrative duties were performed by employees of BFC. BFC has recognized all expenses related to the general accounting, human resources and legal services performed on behalf of the Company related to the general securities business. Effective January 1, 2002, BFC has agreed to continue to assume operating expenses related to the general securities business of the Company until the transfer of registered representatives is complete.

Transfer of Equipment to Affiliate: In 2001, the Company transferred unused furniture and equipment to an affiliate of its Parent at net book value.

401(k) Savings Plan: The Company's employees are eligible to participate in a Block sponsored 401(k) Savings Plan. The plan allows for employees to contribute up to 15% of their pre-tax earnings. Full-time employees receive a company match of 25% of pre-tax employee contributions up to 6%. The employer match expenses were not material for the year ended December 31, 2001.

Profit Sharing Retirement Plan: The Company's employees participate in Block's profit sharing retirement plan. The Company makes yearly contributions to the plan based upon the financial performance of Block as compared to the prior year, as a percentage of eligible payroll. Plan contribution expenses were not material for the year ended December 31, 2001.

Stock Purchase Plan: The Company's employees are eligible to participate in a Block sponsored stock purchase plan, under which employees may direct a portion of their salaries to purchase Block common stock without broker commission fees. The expenses associated with this plan were borne by Block.

6. INCOME TAXES

The current and deferred components of the income tax expense for the year ended December 31, 2001, comprise the following:

Currently payable:	
Federal	$ 1,999,383
State, local	222,788
	2,222,171
Deferred:	
Federal	1,789,629
State, local	199,416
	1,989,045
	$ 4,211,216

The following table reconciles the U.S. federal income tax rate to the Company's effective tax rate for the year ended December 31, 2001:

Statutory rate	35.0%
Increases in income taxes resulting from:	
State income taxes net of Federal income tax benefit	3.9%
Amortization of goodwill	0.8%
Effective rate	39.7%

A summary of deferred taxes as of December 31, 2001 follows:

Gross deferred tax assets:	
Deferred revenues	$ 467,181
Accrued expenses	1,132
Gross deferred tax assets	$ 468,313

Management believes that it is more likely than not that the deferred tax assets will be realized in future periods, as such a valuation allowance has not been provided against the deferred tax assets.

7. COMMITMENTS AND CONTINGENCIES

Commitments: The Company does not grant credit to its customers in the normal course of business. However, in the event that certain customers do not fulfill their obligations involving securities transactions, the Company would be required to make whole its clearing brokers for any losses incurred in the settlement of defaulted customer obligations.

Subsequent to year-end, the Company entered into a settlement agreement with a former member of the Insurance alliance to return a portion of the upfront payment made by the carrier. The payment is contingent on the Parent's ability to sign a replacement carrier to the alliance and would be net of any recoveries earned by the former carrier from subsequent production. Management believes that the upfront payment from the new carrier will be sufficient to offset the potential amount owed under the settlement agreement.

One of the other members of the Insurance alliance has expressed concern about the settlement agreement and the possibility of a potential new member to the alliance. Management believes that there is no indication of a contractual problem and any claim of liability that may be asserted will not have a material impact on the financial statements.

Contingencies: The Company is a party to legal actions arising in the normal course of business. In the opinion of management based, in part, on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

8. CAPITAL STRUCTURE

The various rights and privileges of the Company's stock issues are as follows:

Series A common shares are the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed.

Series B common shares are non-voting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2001, there were no Series B common shares outstanding.

Preferred shares are non-voting, subject to redemption and first preference on liquidation at par. As of and for the year ended December 31, 2001, there were no preferred shares outstanding.

BIRCHTREE FINANCIAL SERVICES, INC.
Supplementary Information
December 31, 2001

1. Computation of net capital under Rule 15c3-1

Total stockholder's equity	$ 15,787,912
Nonallowable assets	(7,055,032)
Haircuts on money market funds	(196,131)
Net capital	8,536,749
Minimum net capital required, the greater of $50,000 or 6 2/3% of aggregate indebtedness	82,818
Excess net capital	$ 8,453,931
Aggregate indebtedness	$ 1,242,275
Ratio of aggregate indebtedness to net capital	.15 to 1

NOTE: Net capital as computed above does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17a-5 at December 31, 2001.

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

To the Board of Directors and Stockholder of
Birchtree Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Birchtree Financial Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2002

Birchtree Financial Services, Inc.

Report and Financial Statements with Supplementary Schedule December 31, 2001